May 18, 2017

VIA EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Attn:	Larry Spirgel, Assistant Director

Re:	Donnelley Financial Solutions, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed May 18, 2017

File No. 333-216933

Dear Mr. Spirgel:

On behalf of Donnelley Financial Solutions, Inc. (the “Company”), we hereby notify you that the Company filed Amendment No. 1 to its Registration Statement on Form S-1 (“Amendment No. 1”) with the Securities and Exchange Commission (the “SEC”) on May 18, 2017.

In addition to incorporating the disclosures included in the Company’s previous response to the comments of the Staff of the SEC and updating the financial information, Amendment No. 1 includes disclosure on pages 110 and 128 addressing the tax-free nature (to R.R. Donnelley and Sons Company) of the proposed debt-for-equity exchange between R.R. Donnelley and Sons Company and the selling stockholders identified in Amendment No. 1.

Should there be any questions with respect to Amendment No. 1, please do not hesitate to contact the undersigned at (212) 558-4312.

Respectfully submitted,

/s/ Robert W. Downes
Robert W. Downes

cc:	Joshua Shainess

(Securities and Exchange Commission)

Daniel N. Leib

Jennifer Reiners

(Donnelley Financial Solutions, Inc.)

James J. Clark, Esq.

Securities and Exchange Commission

May 18, 2017

Helene R. Banks, Esq.

Marc R. Lashbrook, Esq.

(Cahill Gordon & Reindel LLP)

Michael J. Zeidel, Esq.

(Skadden, Arps, Slate, Meagher & Flom LLP)